Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-233828 on Form S-1 of our report dated March 14, 2019, relating to the consolidated financial statements of Bionano Genomics, Inc. appearing in the Annual Report on Form 10-K of Bionano Genomics, Inc. for the year ended December 31, 2018 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about Bionano Genomics, Inc.’s ability to continue as a going concern), and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

October 17, 2019